                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    --------

                                    FORM 11-K

         X       ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

               TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              FOR THE TRANSITION PERIOD FROM           TO
                                             ---------    ---------

                         COMMISSION FILE NUMBER 33-26970


                    ADT SECURITY SYSTEMS, INC. PROFIT SHARING
                                AND SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                              300 INTERPACE PARKWAY
                          PARSIPPANY, NEW JERSEY 07054
                          ----------------------------
                              (ADDRESS OF THE PLAN)

                                   ADT LIMITED
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                             HAMILTON HM 12, BERMUDA
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ADT Security Systems, Inc.
                                     Profit Sharing and Savings Plan
                                     -------------------------------
                                               (Name of Plan)

Date: June 28, 1996                     By: /s/ Michael B. Sacks
     ----------------------             ----------------------------
                                           Michael B. Sacks
                                           Member, Profit Sharing
                                           and Savings Committee

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN

                                    ---------

                                      INDEX

                                                                        Pages
                                                                        -----
Financial Statements and Exhibits

Report of Independent Accountants                                         1-2

Financial Statements:

         Statements of Net Assets Available for Benefits
           with Fund Information as of December 31,  1995 and 1994        3-4

         Statements of Changes in Net Assets
           Available for Benefits with Fund Information
           for the Years Ended December 31,  1995 and 1994                5-6

         Notes to Financial Statements                                   7-14

Supplemental Schedules:

         Item 27A - Schedule of Assets Held
           for Investment Purposes as of
            December 31,  1995 and 1994                                 15-16

         Item 27D - Schedule of Reportable
           Transactions for the year ended
           December 31,  1995                                              17

         Item 27E - Schedule of Nonexempt
           Transactions for the year ended
           December 31,  1995                                              18

Exhibit I - Consent of Independent Accountants                             19

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE ADT SECURITY SYSTEMS,  INC.
  PROFIT SHARING AND SAVINGS PLAN:

WE HAVE AUDITED THE ACCOMPANYING STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION OF THE ADT SECURITY SYSTEMS, INC. PROFIT SHARING AND SAVINGS PLAN (THE "PLAN") AS OF DECEMBER 31, 1995 AND 1994 AND THE RELATED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEARS THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE PLAN'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE NET ASSETS AVAILABLE FOR BENEFITS OF THE PLAN AS OF DECEMBER 31, 1995 AND 1994, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS THEN ENDED, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OUR AUDITS WERE PERFORMED FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE ACCOMPANYING SUPPLEMENTAL SCHEDULES OF 1) ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1995 AND 1994; 2) REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995; AND, 3) NON-EXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995 ARE PRESENTED FOR THE PURPOSE OF ADDITIONAL ANALYSIS AND ARE NOT A

REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS BUT ARE SUPPLEMENTARY INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. THE FUND INFORMATION IN THE STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1995 AND 1994 AND THE STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS THEN ENDED IS PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS RATHER THAN TO PRESENT THE NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF EACH FUND. THE SUPPLEMENTAL SCHEDULES AND FUND INFORMATION HAVE BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDITS OF THE BASIC FINANCIAL STATEMENTS AND , IN OUR OPINION, ARE FAIRLY STATED, IN ALL MATERIAL RESPECTS, IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.


                                                        COOPERS & LYBRAND L.L.P.


JUNE 7, 1996
NEW YORK, NEW YORK

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                             as of December 31, 1995

                                   -----------

                                                            Participant-Directed
                                     -------------------------------------------------------------------
                                       Fund A      New Fund B     New Fund C    New Fund D    New Fund E
                                       ------      ----------     ----------    ----------    ----------
                                                   Intermediate  Disciplined       Cash
                                     ADT Limited      Bond          Equity      Management     Balanced
ASSETS:                              Share Fund       Fund           Fund          Fund          Fund
- -------                              ----------       ----           ----          ----          ----
Investments, at fair value:
  ADT Limited Share Fund
    (cost $43,632,962)               $39,344,661
  Participation in Fidelity
    Intermediate Bond Fund
    (cost $10,400,970)                             $10,573,420
  Participation in Fidelity
    Disciplined Equity Fund
    (cost $18,033,851)                                            $16,576,656
  Participation in Dreyfus
    Cash Management
    Fund (cost $24,244,623)                                                     $23,243,884
  Participation in Fidelity
    Puritan Fund (cost $868,953)                                                              $891,707
  Participation in Fidelity
    ContraFund (cost $2,926,890)
  Participation in Fidelity
    Worldwide Fund (cost $396,042)
  Participant Loans                                    (13,487)       (46,292)      (33,070)      (101)

Due from Broker for Securities Sold       26,757         4,487          9,667         1,509      3,836
Company contribution receivable          151,552
                                     -----------   -----------    -----------   -----------   --------
Total assets                         $39,522,970   $10,564,420    $16,540,031   $23,212,323   $895,442

LIABILITIES:

Due to Broker for Securities Sold    $   150,258   $    58,890    $ 1,840,387   $   111,777   $ 23,378
Administration fees payable               11,821         5,413          3,428        22,438      4,870
                                     -----------   -----------    -----------   -----------   --------

Total liabilities                        162,079        64,303      1,843,815       134,215     28,248
                                     -----------   -----------    -----------   -----------   --------

NET ASSETS AVAILABLE FOR BENEFITS    $39,360,891   $10,500,117    $14,696,216   $23,078,108   $867,194
                                     ===========   ===========    ===========   ===========   ========

                                                                              Nonparticipant-
                                              Participant-Directed               Directed
                                     ----------------------------------------  ------------
                                     New Fund F    New Fund G                    Fund A
                                     ----------    ----------                    ------
                                     Aggressive      Global     Participant
                                       Equity        Equity         Loan       ADT Limited
ASSETS:                                 Fund          Fund        Account      Share Fund        Total
- -------                                 ----          ----        -------      ----------        -----
Investments, at fair value:
  ADT Limited Share Fund
    (cost $43,632,962)                                                        $15,185,859     $54,530,520
  Participation in Fidelity
    Intermediate Bond Fund
    (cost $10,400,970)                                                                         10,573,420
  Participation in Fidelity
    Disciplined Equity Fund
    (cost $18,033,851)                                                                         16,576,656
  Participation in Dreyfus
    Cash Management
    Fund (cost $24,244,623)                                                     1,000,739      24,244,623
  Participation in Fidelity
    Puritan Fund (cost $868,953)                                                                  891,707
  Participation in Fidelity
    ContraFund (cost $2,926,890)     $2,854,149                                                 2,854,149
  Participation in Fidelity
    Worldwide Fund (cost $396,042)                   $401,439                                     401,439
  Participant Loans                        (723)         (198)   $2,430,708                     2,336,837

Due from Broker for Securities Sold                                                                46,256
Company contribution receivable                                                   747,266         898,818
                                     ----------      --------    ----------   -----------    ------------
Total assets                         $2,853,426      $401,241    $2,430,708   $16,933,864    $113,354,425

LIABILITIES:

Due to Broker for Securities Sold    $  221,563      $  4,088                                $  2,410,341
Administration fees payable               7,140         4,175                 $    27,582          86,867
                                     ----------      --------    ----------   -----------    ------------

Total liabilities                       228,703         8,263         --           27,582       2,497,208
                                     ----------      --------    ----------   -----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS    $2,624,723      $392,978    $2,430,708   $16,906,282    $110,857,217
                                     ==========      ========    ==========   ===========    ============

    The accompanying notes are an integral part of the financial statements.

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                             as of December 31, 1994

                                   -----------

                                                                                             Nonparticipant-
                                                   Participant-Directed                        Directed
                                     ------------------------------------------------------- -------------
                                       Fund A      Old Fund B     Old Fund C    Old Fund D      Fund A
                                       ------      ----------     ----------    ----------      ------
                                                      Fixed        General        Money
                                     ADT Limited     Income         Equity        Market     ADT Limited
                                     Share Fund       Fund           Fund          Fund       Share Fund      Total
                                     ----------       ----           ----          ----       ----------      -----
ASSETS:
Investments, at fair value:
  ADT Limited Share Fund
    (cost $38,527,694)               $25,903,462                                              $ 9,563,906   $35,467,368
  Participation in Trustee's
    fixed income fund (cost -
    $10,526,746)                                   $10,166,382                                               10,166,382
  Participation in Trustee's
    equity fund (cost -
    $11,600,545)                                                  $13,867,891                                13,867,891
  Participation in Trustee's
    short-term investment
    fund (cost $25,706,037)                            414,351        409,840   $24,804,797        77,049    25,706,037
Interest receivable                          132        64,437         40,256        38,980                     143,805
Participants' contributions receivable   470,597       110,761        166,787       180,627                     928,772
Company contribution receivable          493,978                                                2,412,294     2,906,272
Transfers                                157,127      (236,209)       (71,148)      155,142        (4,912)       -
                                     -----------   -----------    -----------   -----------   -----------   -----------

Total assets                         $27,025,296   $10,519,722    $14,413,626   $25,179,546   $12,048,337   $89,186,527


LIABILITIES:

Administration fees payable          $    31,255   $    29,469    $    38,820   $    30,551   $    13,920   $   144,015
                                     -----------   -----------    -----------   -----------   -----------   -----------

Total liabilities                         31,255        29,469         38,820        30,551        13,920       144,015
                                     -----------   -----------    -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS    $26,994,041   $10,490,253    $14,374,806   $25,148,995   $12,034,417   $89,042,512
                                     ===========   ===========    ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                      for the year ended December 31, 1995

                                   -----------

                                                                    Participant-Directed
                                     ----------------------------------------------------------------------------------
                                       Fund A      Old Fund B     Old Fund C    Old Fund D    New Fund B    New Fund C
                                       ------      ----------     ----------    ----------    ----------    ----------
                                                      Fixed        General        Money      Intermediate   Disciplined
                                     ADT Limited     Income         Equity        Market         Bond         Equity
                                     Share Fund       Fund           Fund          Fund          Fund          Fund
                                     ----------       ----           ----          ----          ----          ----
Additions:
  Contributions:
    Participants                     $ 5,281,336  $    621,236   $  1,076,317  $  1,159,312   $   418,743   $   690,662
    Company                              461,049
                                     -----------  ------------   ------------  ------------   -----------   -----------

Total contributions                    5,742,385       621,236      1,076,317     1,159,312       418,743       690,662
                                     ------------ ------------   ------------  ------------   -----------   -----------

Income from investments:
  Interest                                16,044        12,566         10,889     1,031,400
  Dividends
  Net appreciation (depreciation)
    in fair value of investments      10,353,393     1,088,729      4,128,386                     351,380    (1,516,543)
                                     ------------ ------------   ------------  ------------   -----------   -----------

Total income (loss) from investments  10,369,437     1,101,295      4,139,275     1,031,400       351,380    (1,516,543)
                                     ------------ ------------   ------------  ------------   -----------   -----------

Total additions (deductions)          16,111,822     1,722,531      5,215,592     2,190,712       770,123      (825,881)
                                     ------------ ------------   ------------  ------------   -----------   -----------

Deductions:
  Distributions and withdrawals       (3,200,019)   (1,075,275)    (1,204,393)   (2,654,180)     (174,622)     (355,694)
  Administration fees                   (165,205)         (664)        (1,941)      (23,274)      (71,240)     (101,849)
                                     ------------ ------------   ------------  ------------   -----------   -----------

Total deductions                      (3,365,224)   (1,075,939)    (1,206,334)   (2,677,454)     (245,862)     (457,543)

Transfers between funds                  761,872   (11,136,845)   (18,384,064)  (24,662,253)   10,224,368    16,345,936

Participant Loans                     (1,141,620)                                                (248,512)     (366,296)
                                     -----------  ------------   ------------  ------------   -----------   -----------

INCREASE (DECREASE) IN NET ASSETS     12,366,850   (10,490,253)   (14,374,806)  (25,148,995)   10,500,117    14,696,216
                                     -----------  ------------   ------------  ------------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994                  26,994,041    10,490,253     14,374,806    25,148,995
                                     -----------  ------------   ------------  ------------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                 $39,360,891  $          0   $          0  $          0   $10,500,117   $14,696,216
                                     ===========  ============   ============  ============   ===========   ===========

                                                                                                                Nonparticipant-
                                                            Participant-Directed                                   Directed
                                     ---------------------------------------------------------------------      ---------------
                                     New Fund D    New Fund E    New Fund F     New Fund G                          Fund A
                                     ----------    ----------    ----------     ----------                          ------
                                        Cash                     Aggressive       Global
                                     Management     Balanced       Equity         Equity       Participant        ADT Limited
                                        Fund          Fund          Fund           Fund           Loans           Share Fund
                                        ----          ----          ----           ----           -----           ----------
Additions:
  Contributions:
    Participants                     $   759,923     $ 30,817     $   78,389      $ 14,328
    Company                                                                                                     $ 2,368,964
                                     -----------     --------     ----------      --------      ----------      -----------

Total contributions                      759,923       30,817         78,389        14,328                        2,368,964
                                     -----------     --------     ----------      --------      ----------      -----------

Income from investments:
  Interest
  Dividends                              441,486
  Net appreciation (depreciation)
    in fair value of investments                       13,741       (142,672)       (1,987)                       4,437,169
                                     -----------     --------     ----------      --------      ----------      -----------

Total income (loss) from investments     441,486       13,741       (142,672)       (1,987)                       4,437,169
                                     -----------     --------     ----------      --------      ----------      -----------

Total additions (deductions)           1,201,409       44,558        (64,283)       12,341                        6,806,133
                                     -----------     --------     ----------      --------      ----------      -----------

Deductions:
  Distributions and withdrawals         (728,732)      (1,288)        (3,007)       (1,201)                      (1,405,721)
  Administration fees                   (114,555)      (5,065)        (7,410)       (4,215)                         (70,802)
                                     -----------     --------     ----------      --------      ----------      -----------

Total deductions                        (843,287)      (6,353)       (10,417)       (5,416)                      (1,476,523)

Transfers between funds               23,312,999      855,998      2,732,647       387,964                         (438,622)

Participant Loans                       (593,013)     (27,009)       (33,224)       (1,911)      2,430,708          (19,123)
                                     -----------     --------     ----------      --------      ----------      -----------

INCREASE (DECREASE) IN NET ASSETS     23,078,108      867,194      2,624,723       392,978       2,430,708        4,871,865
                                     -----------     --------     ----------      --------      ----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994                                                                                             12,034,417
                                     -----------     --------     ----------      --------      ----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                 $23,078,108     $867,194     $2,624,723      $392,978      $2,430,708      $16,906,282
                                     ===========     ========     ==========      ========      ==========      ===========

                                          Total
                                          -----
Additions:
  Contributions:
    Participants                      $ 10,131,063
    Company                              2,830,013
                                      ------------

Total contributions                     12,961,076
                                      ------------

Income from investments:
  Interest                               1,070,899
  Dividends                                441,486
  Net appreciation (depreciation)
    in fair value of investments        18,711,596
                                      ------------

Total income (loss) from investments    20,223,981
                                      ------------

Total additions (deductions)            33,185,057
                                      ------------

Deductions:
  Distributions and withdrawals        (10,804,132)
  Administration fees                     (566,220)
                                      ------------

Total deductions                       (11,370,352)

Transfers between funds                    -

Participant Loans                          -
                                      ------------

INCREASE (DECREASE) IN NET ASSETS       21,814,705
                                      ------------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994                    89,042,512
                                      ------------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1995                  $110,857,217
                                      ============

    The accompanying notes are an integral part of the financial statements.

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                             as of December 31, 1994

                                   -----------

                                                                                                 Nonparticipant-
                                                   Participant-Directed                             Directed
                                      -------------------------------------------------------    ---------------
                                        Fund A        Old Fund B    Old Fund C     Old Fund D        Fund A
                                        ------        ----------    ----------     ----------        ------
                                                        Fixed         General        Money
                                      ADT Limited       Income         Equity        Market        ADT Limited
                                       Share Fund        Fund           Fund          Fund          Share Fund        Total
                                       ----------        ----           ----          ----          ----------        -----
Additions:
  Contributions:
    Participants                      $  4,790,941   $  1,198,914   $  1,786,040   $  1,869,264             --     $  9,645,159
    Company                                758,176                                                     3,755,598      4,513,774
                                      ------------   ------------   ------------   ------------     ------------   ------------

Total contributions                      5,549,117      1,198,914      1,786,040      1,869,264        3,755,598     14,158,933
                                      ------------   ------------   ------------   ------------     ------------   ------------

Income from investments:
  Interest                                  11,185         11,735         13,026      1,080,309             --        1,116,255
  Net appreciation (depreciation)
    in fair value of investments         4,007,869       (164,231)       (57,778)                      1,605,436      5,391,296
                                      ------------   ------------   ------------   ------------     ------------   ------------

Total income (loss) from investments     4,019,054       (152,496)       (44,752)     1,080,309        1,605,436      6,507,551
                                      ------------   ------------   ------------   ------------     ------------   ------------

Total additions                          9,568,171      1,046,418      1,741,288      2,949,573        5,361,034     20,666,484
                                      ------------   ------------   ------------   ------------     ------------   ------------

Deductions:
  Distributions and withdrawals         (2,523,723)    (1,501,317)    (1,676,321)    (4,204,702)      (1,455,067)   (11,361,130)
  Administration fees                      (56,485)       (58,314)       (74,236)       (86,763)         (25,157)      (300,955)
                                      ------------   ------------   ------------   ------------     ------------   ------------

Total deductions                        (2,580,208)    (1,559,631)    (1,750,557)    (4,291,465)      (1,480,224)   (11,662,085)

Transfers between funds                    183,073       (589,361)        43,902        375,494          (13,108)          --
                                      ------------   ------------   ------------   ------------     ------------   ------------


INCREASE (DECREASE) IN NET ASSETS        7,171,036     (1,102,574)        34,633       (966,398)       3,867,702      9,004,399
                                      ------------   ------------   ------------   ------------     ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1993                    19,823,005     11,592,827     14,340,173     26,115,393        8,166,715     80,038,113
                                      ------------   ------------   ------------   ------------     ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 1994                  $ 26,994,041   $ 10,490,253   $ 14,374,806   $ 25,148,995     $ 12,034,417   $ 89,042,512
                                      ============   ============   ============   ============     ============   ============

    The accompanying notes are an integral part of the financial statements.

                            ADT SECURITY SYSTEMS, INC
                         PROFIT SHARING AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION

         THE ADT SECURITY SYSTEMS, INC. PROFIT SHARING AND SAVINGS PLAN (THE "PLAN") IS ADMINISTERED THROUGH A TRUSTEE, (THE "TRUSTEE"), CURRENTLY MELLON BANK, AND BY A COMMITTEE CONSISTING OF EMPLOYEES OF ADT SECURITY SYSTEMS, INC. (THE "COMPANY"). UNDER THE PROVISIONS OF THE PLAN, ELIGIBLE EMPLOYEES MAY MAKE PARTICIPATING CONTRIBUTIONS FROM 1% TO 8% OF TOTAL COMPENSATION (INCLUDING COMMISSIONS, BONUSES AND OVERTIME
         PAY), WHICH ARE ELIGIBLE FOR THE COMPANY'S MATCHING CONTRIBUTIONS. SUCH CONTRIBUTIONS MAY BE MADE ON AN AFTER-TAX BASIS OR A BEFORE-TAX BASIS PURSUANT TO SECTION 401(K) OF THE INTERNAL REVENUE CODE; BEFORE-TAX CONTRIBUTIONS BEING LIMITED TO 1% TO 4% OF COMPENSATION. PARTICIPANTS MAY ALSO ELECT TO MAKE ADDITIONAL AFTER-TAX CONTRIBUTIONS OF UP TO AN ADDITIONAL 5% OF THEIR COMPENSATION, WHICH ARE NOT ELIGIBLE FOR THE COMPANY'S MATCHING CONTRIBUTIONS.

         THE COMPANY MAKES CONTRIBUTIONS TO THE TRUSTEE, OF AN AMOUNT EQUAL TO 20% OF THE AGGREGATE PARTICIPATING CONTRIBUTIONS (UP TO 8% OF EACH PARTICIPANT'S COMPENSATION) OF PARTICIPANTS (THE "BASIC" CONTRIBUTION). IN ADDITION, IF THE NET EARNINGS OF THE COMPANY, AS DEFINED IN THE PLAN DOCUMENT, DURING A CALENDAR YEAR EXCEEDED BY 12% OR MORE THE NET EARNINGS FOR THE IMMEDIATELY PRECEDING CALENDAR YEAR, THE COMPANY WAS REQUIRED TO MAKE A SUPPLEMENTAL CONTRIBUTION TO THE PLAN OF FROM 5% TO 80% OF THE AGGREGATE PARTICIPATING CONTRIBUTIONS OF THE EMPLOYEES MADE DURING ANY SUCH CALENDAR YEAR BASED ON AN INCREASING SCALE TIED TO EARNINGS IMPROVEMENT OF FROM 12% TO 25%. EARNINGS IMPROVEMENT WAS COMPUTED ON THE BASIS OF THE NET EARNINGS, BEFORE INTEREST AND FEDERAL AND STATE INCOME TAXES, BUT AFTER APPLYING AN IMPUTED INTEREST COST FOR ACQUISITIONS, AND AFTER MAKING PROVISION FOR COMPANY BASIC CONTRIBUTIONS; HOWEVER, THE BOARD OF DIRECTORS OF THE COMPANY COULD ADJUST SUCH AMOUNTS FOR EXTRAORDINARY OR SPECIAL ITEMS OR OTHER UNUSUAL CHARGES OR CREDITS INCLUDING EXTRAORDINARY ACCOUNTING CHARGES OR CREDITS AS IT DEEMED APPROPRIATE FOR THE PURPOSES OF THE PLAN. THE COMPANY COULD NOT MAKE, HOWEVER, A SUPPLEMENTAL CONTRIBUTION IN EXCESS OF 30% FOR ANY YEAR IN WHICH THE COMPANY'S EARNINGS IMPROVEMENT IS MEASURED AGAINST THE NET EARNINGS OF A PRIOR YEAR, IF SUCH PRIOR YEAR'S NET EARNINGS WERE MORE THAN 10% BELOW THE NET EARNINGS OF THE YEAR IMMEDIATELY PRECEDING SUCH PRIOR YEAR. EFFECTIVE JANUARY 1, 1995, THE PLAN WAS AMENDED TO ALLOW THE COMPANY, IN ITS SOLE DISCRETION, TO MAKE A SUPPLEMENTAL CONTRIBUTION, IN ANY PERCENTAGE, SUBJECT TO THE MAXIMUM LIMIT OR ELECT TO MAKE NO SUPPLEMENTAL CONTRIBUTION. AS BEFORE, THE MAXIMUM SUPPLEMENTAL CONTRIBUTION IS 80% OF THE AGGREGATE PARTICIPATING CONTRIBUTIONS OF THE EMPLOYEES MADE DURING THE YEAR. THE COMPANY MADE SUPPLEMENTAL CONTRIBUTIONS OF $947,202 FOR THE YEAR ENDED DECEMBER 31, 1995 AND $2,770,851 FOR THE YEAR ENDED DECEMBER 31, 1994.

         IN 1995, THE INVESTMENT OPTIONS OF THE PLAN WERE CHANGED AS A RESULT OF A PLAN AMENDMENT. PRIOR TO OCTOBER 1, 1995, PARTICIPANTS WERE ABLE TO ELECT TO HAVE CONTRIBUTIONS INVESTED IN EITHER FUND A- ADT LIMITED SHARE FUND WHICH INVESTS IN COMMON SHARES OF ADT LIMITED; FUND B - FIXED INCOME FUND WHICH CONSISTS OF INVESTMENTS IN THE TRUSTEE'S POOLED FIXED INCOME FUND WHICH INVESTS IN OBLIGATIONS SUCH AS U.S. TREASURY NOTES, OTHER FEDERAL AGENCY OBLIGATIONS, CORPORATE OBLIGATIONS AND TEMPORARY INVESTMENTS, WHICH HAVE AN AVERAGE MATURITY OF FOUR TO FIVE YEARS; FUND C - GENERAL EQUITY FUND WHICH CONSISTS OF INVESTMENTS IN THE TRUSTEE'S POOLED COMMON STOCK FUND WHICH INVESTS IN SUCH INDUSTRIES AS AUTOMOTIVE, BANKING, DRUGS, MEDICAL AND HEALTH, INSURANCE, CHEMICALS, FOOD PRODUCTS, OIL AND GAS, UTILITIES AND ELECTRONICS; AND/OR, FUND D - MONEY MARKET FUND WHICH CONSISTS OF INVESTMENTS IN THE TRUSTEE'S POOLED SHORT TERM FUND OF MONEY MARKET INSTRUMENTS WHICH INVESTS IN OBLIGATIONS SUCH AS DISCOUNTED, DEMAND AND INTEREST BEARING NOTES, U.S. TREASURY BILLS AND NOTES, CORPORATE TEMPORARY INVESTMENTS, TIME DEPOSITS, AND CERTIFICATES OF DEPOSIT.

         THE INVESTMENT OPTIONS IN EFFECT PRIOR TO OCTOBER 1, 1995 ARE REFERRED TO WITHIN THE STATEMENTS OF NET ASSETS WITH FUND INFORMATION AND THE STATEMENTS OF CHANGES IN NET ASSETS WITH FUND INFORMATION AND THE NOTES TO FINANCIAL STATEMENTS AS THE OLD FUND B, C AND D.

         EFFECTIVE OCTOBER 1, 1995, SIX NEW MUTUAL FUNDS REPLACED THE OLD INVESTMENT OPTIONS; HOWEVER, THE ADT LIMITED STOCK FUND REMAINED AS AN INVESTMENT OPTION. THE NEW INVESTMENT OPTIONS ARE AS FOLLOWS: FUND B - INTERMEDIATE BOND FUND IS INVESTED IN FIDELITY'S INTERMEDIATE BOND FUND WHICH CONSISTS OF INVESTMENTS IN FIXED INCOME OBLIGATIONS IN DOMESTIC AND FOREIGN DEBT SECURITIES, WHICH HAVE AN AVERAGE MATURITY OF THREE TO TEN YEARS; FUND C - EQUITY FUND IS INVESTED IN FIDELITY'S DISCIPLINED EQUITY FUND WHICH CONSISTS OF INVESTMENTS IN DOMESTIC COMMON STOCKS IN SUCH INDUSTRIES AS ENERGY, BANKING, HEALTH, TECHNOLOGY, UTILITIES AND CONSUMER PRODUCTS; FUND D - CASH MANAGEMENT FUND IS INVESTED IN THE DREYFUS CASH MANAGEMENT FUND WHICH CONSISTS OF INVESTMENTS IN SHORT-TERM MONEY MARKET OBLIGATIONS SUCH AS U.S. GOVERNMENT SECURITIES, CERTIFICATES OF DEPOSIT, TIME DEPOSITS, BANKERS' ACCEPTANCES, REPURCHASE AGREEMENTS, COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS; FUND E - BALANCED FUND IS INVESTED IN FIDELITY'S PURITAN FUND WHICH CONSISTS OF INVESTMENTS IN COMMON STOCKS AND PREFERRED STOCKS IN SUCH INDUSTRIES AS ENERGY, FINANCE, DURABLES, BASIC INDUSTRIES AND RETAIL AND INVESTMENTS IN BONDS CONSISTING OF INVESTMENTS IN U.S. GOVERNMENT AND GOVERNMENT AGENCY SECURITIES, CORPORATE BONDS, MORTGAGE SECURITIES AND FOREIGN BONDS; FUND F - AGGRESSIVE EQUITY FUND IS INVESTED IN FIDELITY'S CONTRAFUND WHICH CONSISTS OF INVESTMENTS IN COMMON STOCKS AND PREFERRED STOCKS,

         GENERALLY IN SMALL AND MEDIUM-SIZED COMPANIES, IN SUCH INDUSTRIES AS FINANCE, TECHNOLOGY, ENERGY, DURABLES, AND BASIC INDUSTRIES; FUND G - GLOBAL EQUITY IS INVESTED IN FIDELITY'S WORLDWIDE FUND WHICH CONSISTS OF INVESTMENTS IN EQUITY SECURITIES ISSUED BY COMPANIES OF ALL SIZES WORLDWIDE, IN SUCH INDUSTRIES AS FINANCE, BASIC INDUSTRIES, RETAIL, DURABLES, CONSTRUCTION AND REAL ESTATE, PRIMARILY IN SUCH COUNTRIES AS THE U.S., THE NETHERLANDS, GERMANY, JAPAN, FRANCE, SWITZERLAND, AND FINLAND.

         THE INVESTMENT OPTIONS IN EFFECT BEGINNING OCTOBER 1, 1995 ARE REFERRED TO WITHIN THE STATEMENTS OF NET ASSETS WITH FUND INFORMATION AND STATEMENTS OF CHANGES IN NET ASSETS WITH FUND INFORMATION AND THE NOTES TO THE FINANCIAL STATEMENTS AS THE NEW FUND B, C, D, E, F AND G. THE OLD AND THE NEW FUNDS ARE COLLECTIVELY REFERRED TO AS THE "TRUST FUND", HEREAFTER. PURSUANT TO THE PLAN AMENDMENT, ON OCTOBER 1, 1995, THE BALANCE IN EACH OF THE PARTICIPANTS' ACCOUNTS, WITHIN OLD FUNDS B, C, AND D WERE TRANSFERRED INTO THE NEW FUNDS B, C, AND D, RESPECTIVELY.

         PRIOR TO THE PLAN AMENDMENT, PARTICIPANTS WERE ABLE TO CHANGE THEIR INVESTMENT OPTIONS FOUR TIMES IN A 12-MONTH PERIOD. EFFECTIVE OCTOBER 1, 1995, PARTICIPANTS MAY CHANGE THEIR INVESTMENT OPTIONS, CONTRIBUTION PERCENTAGES, AND TRANSFER ACCOUNT BALANCES ON AN UNLIMITED BASIS. THE PERCENTAGE CONTRIBUTED TO EACH FUND MUST BE IN INCREMENTS OF 10%. THE TOTAL NUMBER OF PARTICIPANTS IN EACH FUND AT DECEMBER 31, 1995 IS AS
         FOLLOWS:

           FUND A - ADT LIMITED SHARE FUND                         6,266
           NEW FUND B - INTERMEDIATE BOND FUND                     2,297
           NEW FUND C - EQUITY FUND                                2,552
           NEW FUND D - CASH MANAGEMENT FUND                       3,426
           NEW FUND E - BALANCE FUND                                 376
           NEW FUND F - AGGRESSIVE EQUITY FUND                       594
           NEW FUND G - GLOBAL EQUITY FUND                           265

         THE TOTAL NUMBER OF PARTICIPANTS IN THE PLAN WAS 6,661 AS OF DECEMBER 31, 1995 WHICH IS LESS THAN THE SUM OF THE NUMBER OF PARTICIPANTS SHOWN ABOVE BECAUSE PARTICIPANTS HAVE INVESTED THEIR CONTRIBUTIONS IN MORE THAN ONE FUND.

         EACH PARTICIPANT'S ACCOUNT IS CREDITED WITH THE PARTICIPANT'S CONTRIBUTIONS. THE COMPANY'S 20% BASIC CONTRIBUTIONS, AND THE COMPANY'S SUPPLEMENTAL CONTRIBUTIONS, IF ANY, ARE INVESTED IN THE ADT LIMITED SHARE FUND AND CREDITED TO THE PARTICIPANT'S ACCOUNT. PENSION ELIGIBLE PARTICIPANTS ARE ENTITLED TO DIRECT COMPANY CONTRIBUTIONS. EFFECTIVE JANUARY 1, 1995, THE PLAN WAS AMENDED TO LIMIT THE CONTRIBUTIONS OF "HIGHLY COMPENSATED" ASSOCIATES, AS DEFINED UNDER IRS REGULATIONS, TO THE 8% MAXIMUM PARTICIPATING CONTRIBUTIONS ONLY. PLAN EARNINGS AND LOSSES IN EACH FUND ARE ALLOCATED TO PARTICIPANT ACCOUNTS RELATIVE TO THE PARTICIPANT'S ACCOUNT BALANCE IN EACH RESPECTIVE FUND.

         EFFECTIVE NOVEMBER 1, 1995, A LOAN PROVISION IS AVAILABLE TO PARTICIPANTS IN WHICH AN ACTIVE PARTICIPANT MAY BORROW FROM THE PARTICIPANT'S VESTED ACCOUNT BALANCE A MINIMUM OF $1,000 UP TO 50% OF THE VESTED ACCOUNT BALANCE. THE MAXIMUM AMOUNT THAT CAN BE BORROWED IS $50,000. LOAN TRANSACTIONS ARE TREATED AS A TRANSFER TO (FROM) THE INVESTMENT FUND FROM (TO) THE PARTICIPANT LOAN FUND. LOAN TERMS RANGE FROM 1-5 YEARS OR UP TO 15 YEARS FOR HOME PURCHASE LOANS. THE LOANS ARE COLLATERALIZED BY THE BALANCE IN THE PARTICIPANTS' ACCOUNT AND BEAR INTEREST AT A RATE COMMENSURATE WITH PREVAILING RATES AT THE BEGINNING OF EACH MONTH AND ARE FIXED FOR THE DURATION OF THE LOAN. PRINCIPAL AND INTEREST IS PAID RATABLY THROUGH PAYROLL DEDUCTIONS.

         EFFECTIVE JANUARY 1, 1995, THE PLAN WAS AMENDED TO ALLOW NEWLY HIRED ASSOCIATES TO CONTRIBUTE TO THE PLAN ONLY AFTER THEY HAVE COMPLETED ONE YEAR OF EMPLOYMENT SERVICE WITH ADT SECURITY SYSTEMS OR ONE OF ITS SUBSIDIARIES OR AFFILIATES. TEMPORARY EMPLOYEES ARE NO LONGER ELIGIBLE TO PARTICIPATE IN THE PLAN. TERMINATION OF SERVICE FOR ANY REASON OTHER THAN RETIREMENT, DEATH, DISABILITY OR LAYOFF RESULTS IN THE FORFEITURE OF THE NONVESTED PORTION OF A PARTICIPANT'S ACCOUNT. UNDER THE TERMS OF THE PLAN, FORFEITURES ARE USED TO REDUCE SUBSEQUENT COMPANY CONTRIBUTIONS. FORFEITURES FOR 1995 AND 1994 WERE $199,734 AND $120,750, RESPECTIVELY.

         A PARTICIPANT IS FULLY VESTED AT ALL TIMES IN THE AMOUNT CREDITED TO THE PLAN ACCOUNT ATTRIBUTABLE TO THE PARTICIPANT'S OWN CONTRIBUTIONS. A PARTICIPANT BECOMES FULLY VESTED IN THE AMOUNT ATTRIBUTABLE TO COMPANY CONTRIBUTIONS AFTER THREE YEARS OF SERVICE, AS DEFINED IN THE PLAN DOCUMENT. PARTICIPANTS SHOULD REFER TO THE PLAN DOCUMENT FOR A MORE COMPLETE DESCRIPTION OF THE PLAN'S PROVISIONS.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF ACCOUNTING

         THE FINANCIAL STATEMENTS OF THE PLAN HAVE BEEN PREPARED ON THE ACCRUAL BASIS OF ACCOUNTING.

         USE OF ESTIMATES

         THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE SIGNIFICANT ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURES OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

         RISKS AND UNCERTAINTIES

         THE PLAN PROVIDES FOR VARIOUS INVESTMENT OPTIONS IN A COMBINATION OF MUTUAL FUNDS AND OTHER INVESTMENT SECURITIES. INVESTMENT SECURITIES ARE EXPOSED TO VARIOUS RISKS, SUCH AS INTEREST RATE, MARKET AND CREDIT. DUE TO THE LEVEL OF RISK ASSOCIATED WITH CERTAIN INVESTMENT SECURITIES AND THE LEVEL OF UNCERTAINTY RELATED TO CHANGES IN THE VALUE OF INVESTMENT SECURITIES, IT IS AT LEAST REASONABLY POSSIBLE THAT CHANGES IN RISKS IN THE NEAR TERM WOULD MATERIALLY AFFECT PARTICIPANTS' ACCOUNT BALANCES AND THE AMOUNTS REPORTED IN THE STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND THE STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS.

         SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

         SECURITY TRANSACTIONS ARE ACCOUNTED FOR ON THE TRADE DATE. DIVIDEND INCOME IS RECORDED ON THE EX-DIVIDEND DATE AND INTEREST INCOME IS ACCRUED AS EARNED.

         FEES AND EXPENSES

         ALL TAXES, EXPENSES, FEES AND CHARGES OF ANY KIND IN RESPECT OF THE TRUST FUND AND MOST REASONABLE EXPENSES OF ADMINISTERING THE PLAN SHALL BE PAID BY THE PLAN, UNLESS THE COMPANY, AT ITS DISCRETION, ELECTS TO PAY SUCH TAXES, EXPENSES, FEES OR CHARGES. ALL ADMINISTRATIVE FEES, OTHER THAN SUCH COSTS AS DIRECT LABOR AND RELATED SUPPORT COSTS, OF THE PLAN WERE PAID BY THE PLAN DURING 1995 AND 1994.

         VALUATION OF INVESTMENT ASSETS

         THE PLAN'S INVESTMENTS ARE STATED AT FAIR VALUE. INVESTMENTS IN ADT LIMITED COMMON STOCK ARE VALUED BASED ON THE CLOSING PRICE OF THE STOCK AT DECEMBER 31, 1995 AND 1994 AS DETERMINED BY THE NEW YORK STOCK EXCHANGE. INVESTMENTS IN POOLED FUNDS OF THE TRUSTEE ARE VALUED AT FAIR VALUE AS REPORTED BY THE TRUSTEE. QUOTED MARKET PRICES ARE USED TO VALUE INVESTMENTS IN THE MUTUAL FUNDS OF FIDELITY INVESTMENTS. THESE INVESTMENTS ARE VALUED EVERY BUSINESS DAY BY THE MUTUAL FUND MANAGER BASED ON THE FUND'S SHARE PRICE CALLED THE NET ASSET VALUE. INVESTMENTS IN THE DREYFUS CASH MANAGEMENT FUND ARE VALUED AT FAIR VALUE AS REPORTED BY TRUSTEE.

         WITHDRAWALS AND DISTRIBUTIONS

         WITHDRAWALS AND DISTRIBUTIONS ARE RECORDED WHEN PAID.

         NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS

         THE PLAN PRESENTS IN THE STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS THE NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF ITS INVESTMENTS, WHICH CONSISTS OF THE REALIZED GAINS (LOSSES) AND THE UNREALIZED APPRECIATION (DEPRECIATION) ON THOSE INVESTMENTS.

3.       VALUATION OF PARTICIPANTS' ACCOUNTS

         PRIOR TO OCTOBER 1, 1995, PARTICIPANTS' ACCOUNTS ARE VALUED AT FAIR VALUE AT THE END OF EACH CALENDAR MONTH BY THE PLAN TRUSTEE ON A CASH AND SHARE EQUIVALENT BASIS. EFFECTIVE OCTOBER 1, 1995, PARTICIPANTS' ACCOUNTS ARE VALUED AT FAIR VALUE AT THE CLOSE OF EACH BUSINESS DAY BY THE PLAN TRUSTEE ON A CASH AND SHARE EQUIVALENT BASIS.

4.       FEDERAL INCOME TAX STATUS

         ON NOVEMBER 21, 1995, A FAVORABLE UPDATED DETERMINATION LETTER WAS RECEIVED FROM THE IRS STATING THAT THE PLAN IS QUALIFIED UNDER SECTIONS 401(A) AND 401(K) OF THE INTERNAL REVENUE CODE AND, THEREFORE, THE TRUST ESTABLISHED UNDER THE PLAN IS EXEMPT FROM FEDERAL INCOME TAX UNDER SECTION 501(A) OF THE CODE. AS LONG AS THE PLAN IS QUALIFIED UNDER THE TAX LAWS, PARTICIPANTS WILL NOT BE TAXED CURRENTLY ON COMPANY CONTRIBUTIONS AND BEFORE TAX [401(K)] PARTICIPANT CONTRIBUTIONS TO THE PLAN OR ON INCOME EARNED BY THE TRUST FUND. WHEN A PARTICIPANT, BENEFICIARY OR ESTATE OF A PARTICIPANT RECEIVES A DISTRIBUTION UNDER THE PLAN, SUCH DISTRIBUTION IS TAXABLE, EXCEPT TO THE EXTENT SUCH DISTRIBUTION REPRESENTS THE RETURN OF THE PARTICIPANT'S OWN AFTER-TAX CONTRIBUTIONS. THE TAX TREATMENT OF THE BALANCE OF SUCH DISTRIBUTION DEPENDS ON THE FORM AND TIME OF PAYMENT.

5.       PRIORITIES UPON TERMINATION OF THE PLAN

         THE COMPANY CAN AMEND THE PLAN AT ANY TIME AND ANY AMENDMENT MAY BE GIVEN RETROACTIVE EFFECT AS THE COMPANY MAY DETERMINE, SUBJECT TO THE QUALIFICATION THAT, EXCEPT FOR THE RETURN OF COMPANY CONTRIBUTIONS UNDER CERTAIN CIRCUMSTANCES, THE ASSETS OF THE PLAN MUST BE USED EXCLUSIVELY FOR THE BENEFIT OF PARTICIPANTS AND THEIR BENEFICIARIES, AND NO PARTICIPANT MAY BE DEPRIVED OF ANY VESTED INTEREST UNDER THE PLAN. THE PLAN MAY BE TERMINATED OR CONTRIBUTIONS UNDER THE PLAN MAY BE PERMANENTLY DISCONTINUED AT ANY TIME BY THE COMPANY, IN WHICH EVENT THE TRUSTEE WILL CONTINUE TO ACT UNTIL THE PLAN'S ASSETS SHALL HAVE BEEN DISTRIBUTED IN ACCORDANCE WITH THE PLAN. UPON TERMINATION OR DISCONTINUANCE OF THE PLAN, PARTICIPANTS SHALL FULLY VEST IN THE PLAN.

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         THE FOLLOWING IS A RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS PER THE FINANCIAL STATEMENTS TO THE FORM 5500:

                                              DECEMBER 31,        DECEMBER 31,
                                                  1995                 1994
                                              -------------       -------------
NET ASSETS AVAILABLE FOR BENEFITS
 PER THE FINANCIAL STATEMENTS                 $ 110,857,217       $  89,042,512

AMOUNTS ALLOCATED TO WITHDRAWING
 PARTICIPANTS                                       (61,235)           (646,244)
                                              -------------       -------------
NET ASSETS AVAILABLE FOR BENEFITS             $ 110,795,982       $  88,396,268
                                              =============       =============

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, CONTINUED

         THE FOLLOWING IS A RECONCILIATION OF BENEFITS PAID TO PARTICIPANTS PER THE FINANCIAL STATEMENTS TO THE FORM 5500:

                                                 DECEMBER 31,      DECEMBER 31,
                                                     1995              1994
                                                 ------------      ------------
BENEFITS PAID TO PARTICIPANTS PER
 THE FINANCIAL STATEMENTS                        $ 10,804,132      $ 11,361,130

ADD: AMOUNTS ALLOCATED TO WITHDRAWING
    PARTICIPANTS AT DECEMBER 31,
    1995 AND 1994                                      61,235           646,244

 LESS: AMOUNTS ALLOCATED TO WITHDRAWING
    PARTICIPANTS AT DECEMBER 31,
    1994 AND 1993                                    (646,244)         (722,706)
                                                 ------------      ------------

BENEFITS PAID TO PARTICIPANTS PER THE
  FORM 5500                                      $ 10,219,123      $ 11,284,668
                                                 ============      ------------

         AMOUNTS ALLOCATED TO WITHDRAWING PARTICIPANTS ARE RECORDED ON THE FORM 5500 FOR BENEFIT CLAIMS THAT HAVE BEEN PROCESSED AND APPROVED FOR PAYMENT PRIOR TO DECEMBER 31, 1995 AND 1994 BUT NOT YET PAID AS OF THAT DATE. THE PLAN'S FINANCIAL STATEMENTS REFLECT AMOUNTS ALLOCATED TO WITHDRAWING PARTICIPANTS FOR BENEFIT CLAIMS WHEN PAID (SEE NOTE 2).

7.       RELATED PARTY TRANSACTIONS

         FUND A - ADT LIMITED SHARE FUND INVESTS IN COMMON SHARES OF ADT LIMITED, THE ULTIMATE PARENT OF THE COMPANY. AS SUCH, THESE TRANSACTIONS QUALIFY AS PARTIES-IN INTEREST. THE PLAN PURCHASED COMMON SHARES OF ADT LIMITED AMOUNTING TO $7,017,735 AND $6,514,462 DURING 1995 AND 1994, RESPECTIVELY. THE PLAN SOLD COMMON SHARES OF ADT LIMITED AMOUNTING TO $509,653 IN 1995. THE PLAN DID NOT SELL ANY SHARES DURING 1994.

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
           Item 27A - Schedule of Assets Held for Investment Purposes

                                                                     Fair Value                       Cost
                                                             ---------------------------   --------------------------
                                                             December 31,    December 31,  December 31,   December 31,
                                                                 1995           1994           1995           1994
                                                             -----------    -----------    -----------    -----------
FUND A:

ADT Limited Share Fund (rates of return for the
  years ended December 31, 1995 and 1994 were
  38.69% and 20.18%, respectively)                           $54,530,520    $35,467,368    $43,632,962    $38,527,694

Old Fund A:
  Mellon Bank, N.A.Employee Benefit Temporary
    Investment Fund (effective interest rates for
    the nine months ended September 30, 1995 was 4.51%
    and for the year ended December 31, 1994 was 4.38%)             --           77,049           --           77,049

New Fund A:
  Dreyfus Cash Management Class A Fund
    (effective interest rate for the 3 months ended
    December 31, 1995 was 1.45%)                               1,000,739           --        1,000,739           --
                                                             -----------    -----------    -----------    -----------

                                                             $55,531,259    $35,544,417    $44,633,431    $38,604,743
                                                             ===========    ===========    ===========    ===========

FUND B:

Old Fund B:
  Mellon Bank, N.A. Employee Benefit Intermediate
    Bond Fund (rates of return for the nine months ended
    September 30, 1995 was 12.22% and for the year ended
    December 31, 1994 was <1.30%>)                                  --      $10,166,382           --      $10,526,746

Old Fund B:
  Mellon Bank, N.A.Employee Benefit Temporary
    Investment Fund (effective interest rates for
    the nine months ended September 30, 1995 was 4.51%
    and for the year ended December 31, 1994 was 4.38%)             --          414,351           --          414,351

New Fund B:
  Fidelity Commonwealth Trust Intermediate Bond Fund
    (rate of return for the 3 months ended December 31,
    1995 was 3.33%)                                          $10,573,420           --      $10,400,970           --
                                                             -----------    -----------    -----------    -----------

                                                             $10,573,420    $10,580,733    $10,400,970    $10,941,097
                                                             ===========    ===========    ===========    ===========


FUND C:

Old Fund C:
  Mellon Bank, N.A. Employee Benefit Stock Fund,
    (rates of return for the nine months ended
    September 30, 1995 was 36.03% and the year ended
    December 31, 1994 was <.35%>)                                   --      $13,867,891           --      $11,600,545

Old Fund C:
  Mellon Bank, N.A.Employee Benefit Temporary
    Investment Fund (effective interest rates for
    the nine months ended September 30, 1995 was 4.51%
    and for the year ended December 31, 1994 was 4.38%)             --          409,840           --          409,840

New Fund C:
  Fidelity Capital Trust Disciplined Equity Fund (rate of
    return for the 3 months ended December 31, 1995
    was <11.41%>)                                            $16,576,656           --      $18,033,851           --
                                                             -----------    -----------    -----------    -----------

                                                             $16,576,656    $14,277,731    $18,033,851    $12,010,385
                                                             ===========    ===========    ===========    ===========

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
           Item 27A - Schedule of Assets Held for Investment Purposes

                                                                  Fair Value                        Cost
                                                           --------------------------    --------------------------
                                                           December 31,   December 31,   December 31,   December 31,
                                                               1995           1994           1995           1994
                                                           -----------    -----------    -----------    -----------
FUND D:

Old Fund D:
  Mellon Bank, N.A.Employee Benefit Temporary
    Investment Fund (effective interest rates for
    the nine months ended September 30, 1995 was 4.51%
    and for the year ended December 31, 1994 was 4.38%)           --      $24,804,797           --      $24,804,797

New Fund D:
  Dreyfus Cash Management Class A Fund
    (effective interest rate for the 3 months ended
    December 31, 1995 was 1.45%)                           $23,243,884           --      $23,243,884           --
                                                           -----------    -----------    -----------    -----------

                                                           $23,243,884    $24,804,797    $23,243,884    $24,804,797
                                                           ===========    ===========    ===========    ===========

NEW FUND E:

Fidelity Puritan Fund (rate of return for the
  3 months ended December 31, 1995 was 2.99%)              $   891,707           --      $   868,953           --
                                                           ===========    ===========    ===========    ===========

NEW FUND F:

Fidelity Contrafund Inc. (rate of return for the
  3 months ended December 31, 1995 was <5.30%>)            $ 2,854,149           --      $ 2,926,890           --
                                                           ===========    ===========    ===========    ===========

NEW FUND G:

Fidelity Investment Trust Worldwide Fund (rate of
  return for the 3 months ended December 31, 1995
  was 0.94%)                                               $   401,439           --      $   396,042           --
                                                           ===========    ===========    ===========    ===========

PARTICIPANT LOANS:
ADT Participant Loans (interest rate of 9.75% for the
  2 months ended December 31, 1995)                        $ 2,430,708           --      $ 2,430,708           --
                                                           ===========    ===========    ===========    ===========

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                 Item 27D - Schedule of Reportable Transactions
                      for the year ended December 31, 1995

                                    --------

                                             Purchases                                             Sales
                                     --------------------------                  ---------------------------------------
                                      Number of     Transaction     Expenses      Number of      Transaction      Gain/
   Description of Asset              Transactions     Amount        Incurred     Transactions       Amount        (Loss)
   --------------------              ------------   -----------    -----------   ------------    -----------      ------
SERIES TRANSACTIONS:

   ADT, Ltd. Common Stock                     15    $ 7,017,735    $    24,180              2    $   509,653    $    33,208

   Mellon Bank N.A
     Employee Benefit
     Intermediate Bond Fund                    5    $   536,634           --                5    $11,277,917    $   214,536

   Mellon Bank N.A
     Employee Benefit
     Stock Fund                                5    $   643,697           --                6    $18,347,512    $ 6,103,271

   Mellon Bank N.A
     Employee Benefit
     Temporary Investment Fund               220    $40,495,943           --              126    $66,198,046           --

   Fidelity Commonwealth
     Trust Intermediate Bond Fund             25    $11,566,366           --               46    $ 1,179,753    $     8,472

   Fidelity Capital Trust
     Disciplined Equity Fund                  21    $20,708,757           --               47    $ 2,638,965    ($    3,530)

   Dreyfus Cash Management
     Class A Fund                             58    $29,893,182           --               86    $ 6,666,203           --


SINGLE TRANSACTIONS:

   Mellon Bank N.A
     Employee Benefit
     Intermediate Bond Fund                                                                 1    $10,672,705    $   216,632

   Mellon Bank N.A
     Employee Benefit
     Stock Fund                                                                             1    $17,995,612    $ 6,010,404

   Mellon Bank N.A
     Employee Benefit                                                                       1    $25,068,593           --
     Temporary Investment Fund                 1    $25,123,962           --                1    $25,123,962           --

   Fidelity Commonwealth
     Trust Intermediate Bond Fund              1    $10,842,595           --

   Fidelity Capital Trust
     Disciplined Equity Fund                   1    $17,757,934           --

   Dreyfus Cash Management
     Class A Fund                              1    $25,068,593           --

                           ADT SECURITY SYSTEMS, INC.
                         PROFIT SHARING AND SAVINGS PLAN
                 Item 27E - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      for the year ended December 31, 1995

                                   ----------

                                                    Purchases               Sales
                                                   ------------- ---------------------------   Expenses
Name                   Affiliation                     Cost      Sales Price    Gain/Loss      Incurred
                                                   ------------- ------------- -------------   --------
ADT Ltd Common Stock   Ultimate Parent of
                       ADT Security Systems, Inc.
                       (Plan Administrator)         $7,017,735     $509,653       $33,208       $24,180

                                EXHIBIT INDEX




Exhibit No.                                     Description
- ------------                                    ------------


   1                                    Consent of Independent Accountants